UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)*

SAExploration Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

78636X873
(CUSIP Number)

Mark Strefling Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[X]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,964,326*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,964,326*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,964,326*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.81%*

14.	TYPE OF REPORTING PERSON

IA

* The percent of class is calculated based on 3,100,496 Shares (as defined in Item 1) outstanding as provided in the Issuer’s Form S-3 filed on December 10, 2018 (the “S-3”). The number of Shares reported herein is comprised of (i) 130,450 Shares and (ii) 1,833,876 additional Shares issuable to WMP, WCP, WAP and WIP (as defined in Item 2) upon the exercise of 2,446,026 Series C Warrants, 4,997,800 Series D Warrants and 29,233,812 Series E Warrants.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,964,326*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,964,326*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,964,326*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.81%*

14.	TYPE OF REPORTING PERSON

OO

* The percent of class is calculated based on 3,100,496 Shares outstanding as provided in the Issuer’s S-3. The number of Shares reported herein is comprised of (i) 130,450 Shares and (ii) 1,833,876 additional Shares issuable to WMP, WCP, WAP and WIP upon the exercise of 2,446,026 Series C Warrants, 4,997,800 Series D Warrants and 29,233,812 Series E Warrants.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Multi-Strategy Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,172,389*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,172,389*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,172,389*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.96%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 3,100,496 Shares outstanding as provided in the Issuer’s S-3. The number of Shares reported herein is comprised of (i) 79,119 Shares and (ii) 1,093,270 additional Shares issuable to WMP upon the exercise of 1,458,434 Series C Warrants, 2,979,904 Series D Warrants and 17,427,095 Series E Warrants.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Credit Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

393,695*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

393,695*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

393,695*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.35%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 3,100,496 Shares outstanding as provided in the Issuer’s S-3. The number of Shares reported herein is comprised of (i) 25,524 Shares and (ii) 368,171 additional Shares issuable to WCP upon the exercise of 491,070 Series C Warrants, 1,003,373 Series D Warrants and 5,869,008 Series E Warrants.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Asymmetric Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

289,199*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

289,199*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

289,199*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.58%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 3,100,496 Shares outstanding as provided in the Issuer’s S-3. The number of Shares reported herein is comprised of (i) 18,742 Shares and (ii) 270,457 additional Shares issuable to WAP upon the exercise of 360,592 Series C Warrants, 736,780 Series D Warrants and 4,311,791 Series E Warrants.

CUSIP No.	78636X873

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Institutional Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

109,043*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

109,043*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109,043*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.40%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 3,100,496 Shares outstanding as provided in the Issuer’s S-3. The number of Shares reported herein is comprised of (i) 7,065 Shares and (ii) 101,978 additional Shares issuable to WIP upon the exercise of 135,930 Series C Warrants, 277,743 Series D Warrants and 1,625,918 Series E Warrants.

CUSIP No.	78636X873

Item 1.	Security and Issuer.

The name of the issuer is SAExploration Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.0001 par value (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"), (ii) Whitebox General Partner LLC ("WB GP"), (iii) Whitebox Multi-Strategy Partners, LP, a British Virgin Islands limited partnership ("WMP"), (iv) Whitebox Credit Partners, LP, a British Virgin Islands limited partnership ("WCP"), (v) Whitebox Asymmetric Partners, LP, a Cayman Islands exempted limited partnership (“WAP”), (vi) Whitebox Institutional Partners, a Delaware limited partnership (“WIP”), and (vii) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit B and Exhibit C, respectively (collectively, the "Reporting Persons").

	(b)	The principal business address for each of WA, WB GP and WIP is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416. The principal business address of WMP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110. The principal business address of WCP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110. The principal business address of WAP is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108 Cayman Islands. The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

	(c)	WA manages and advises private investment funds, including WMP, WCP, WAP and WIP (the “WA Private Funds”). WB GP serves as general partner of private investment funds, including WMP, WCP, WAP and WIP. The principal business of WMP, WCP, WAP and WIP is investments. The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	Except as set forth below in this Item 2(e) none of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In April 2014, WA received a confidential information inquiry from the Securities and Exchange Commission (the "SEC") in connection with the purchase of shares in a secondary public offering which occurred in 2012. WA fully cooperated with the SEC and voluntarily reviewed historical trading activity to identify any other potential instances of inadvertent violations of Rule 105 of Regulation M under the Exchange Act ("Rule 105"). Based on this review, WA identified four additional instances in 2011 and 2012 where WA participated in a secondary offering during a restricted period. All of these instances were voluntarily disclosed to the SEC. The violations allegedly occurred between January 2011 and June 2012. Rule 105 generally prohibits purchasing an equity security in a registered follow-on public offering if the purchaser sold short the same security during the shorter of the period: (1) beginning five business days before the pricing of the offered securities and ending with such pricing; or (2) beginning with the initial filing of a registration statement or notification on Form 1-A or Form 1-E and ending with the pricing.

In July 2014, WA voluntarily submitted to an offer of settlement with respect to the five alleged violations of Rule 105, without admitting or denying the SEC's allegations. The SEC accepted the offer of settlement, and imposed a cease-and-desist order from future violations of Rule 105. The settlement involved the payment by WA of disgorgement of $788,779, prejudgment interest of $48,553.49 and a civil money penalty of $365,592.83 (for a total of $1,202,925.30) to the U.S. Treasury.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on August 8, 2016.

Item 4.	Purpose of Transaction.

No material changes from the Schedule 13D filed by the Reporting Persons on August 2, 2018.

Item 5.	Interest in Securities of the Issuer.

(a, b)

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, WA may be deemed to be the beneficial owner of 1,964,326 Shares, constituting 39.81% of the Shares of the Issuer, based on 3,100,496 Shares outstanding as provided in the Issuer’s S-3.

WA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,964,326 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,964,326 Shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 1,964,326 Shares, constituting 39.81% of the Shares of the Issuer, based on 3,100,496 Shares outstanding as provided in the Issuer’s S-3.

WB GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,964,326 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,964,326 Shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 1,172,389 Shares, constituting 27.96% of the Shares of the Issuer, based on 3,100,496 Shares outstanding as provided in the Issuer’s S-3.

WMP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,172,389 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,172,389 Shares.

As of the date hereof, WCP may be deemed to be the beneficial owner of 393,695 Shares, constituting 11.35% of the Shares of the Issuer, based on 3,100,496 Shares outstanding as provided in the Issuer’s S-3.

WCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 393,695 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 393,695 Shares.

As of the date hereof, WAP may be deemed to be the beneficial owner of 289,199 Shares, constituting 8.58% of the Shares of the Issuer, based on 3,100,496 Shares outstanding as provided in the Issuer’s S-3.

WAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 289,199 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 289,199 Shares.

As of the date hereof, WIP may be deemed to be the beneficial owner of 109,043 Shares, constituting 3.40% of the Shares of the Issuer, based on 3,100,496 Shares outstanding as provided in the Issuer’s S-3.

WIP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 109,043 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 109,043 Shares.

(c) No transactions in the class of securities reported on have been effected during the past sixty days.

(d) All of the Shares are beneficially owned by WMP, WCP, WAP and WIP, which are managed by WA and/or for which WB GP serves as the general partner.

(e) As of November 13, 2018, WIP no longer owns more than 5% of the total outstanding Shares. Consequently, WIP is no longer considered a Reporting Person for purposes of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No material changes from the Schedule 13D filed by the Reporting Persons on October 5, 2018.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Executive Officers and Board of Managers of Whitebox Advisors LLC

Exhibit C: Board Members of Whitebox General Partner LLC

Exhibit AL: Issuer’s Form S-3 filed on December 10, 2018 (incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2018
(Date)

Whitebox Advisors LLC

By: /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer and General Counsel

Whitebox General Partner LLC

By: /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer and General Counsel

Whitebox Multi-Strategy Partners, LP

By: Whitebox General Partner LLC

By: /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer and General Counsel

Whitebox Credit Partners, LP

By: Whitebox General Partner LLC

By: /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer and General Counsel

Whitebox Asymmetric Partners, LP

By: Whitebox General Partner LLC

By: /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer and General Counsel

Whitebox Institutional Partners, LP

By: Whitebox General Partner LLC

By: /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer and General Counsel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment No. 11, dated December 11, 2018, relating to the Common Stock, $0.0001 par value of SAExploration Holdings, Inc. shall be filed on behalf of the undersigned.

December 11, 2018
(Date)

Whitebox Advisors LLC

By: /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer and General Counsel

Whitebox General Partner LLC

By: /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer and General Counsel

Whitebox Multi-Strategy Partners, LP

By: Whitebox General Partner LLC

By: /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer and General Counsel

Whitebox Credit Partners, LP

By: Whitebox General Partner LLC

By: /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer and General Counsel

Whitebox Asymmetric Partners, LP

By: Whitebox General Partner LLC

By: /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer and General Counsel

Whitebox Institutional Partners, LP

By: Whitebox General Partner LLC

By: /s/ Mark Strefling

Mark Strefling

Whitebox Advisors LLC

Chief Executive Officer and General Counsel

Exhibit B

EXECUTIVE OFFICERS AND BOARD OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer and board member of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner and Board member Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer, General Counsel and Board member Whitebox Advisors LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 43W New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Kerry Manaster	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Technology Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Structured Credit and Board member Whitebox Advisors LLC	USA

Exhibit C

BOARD OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each board member of Whitebox General Partner LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and General Counsel Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Structured Credit Whitebox Advisors LLC	USA